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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ascensus Financial Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Dryden Road
(No. and Street)

Dresher (City) **PA** (State) **19025** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Gingolaski **(215) 648-5202**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Insley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascensus Financial Services, LLC as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of NC County of Iredell
Subscribed and sworn before me on 03/03/2016
(Date)

(Notary Signature)

Signature

Notary Public


KIMBERLY M STROHMEYER
My Commission Expires
NOTARY
PUBLIC
10-25-2020
IREDELL COUNTY, NC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

ASCENSUS FINANCIAL SERVICES, LLC

Financial Statements
For the Year Ended
December 31, 2015
With
Report of Independent Registered Public Accounting Firm

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ascensus Financial Services, LLC, f.k.a EFC Financial Services

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Ascensus Financial Services, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Ascensus Financial Services, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions"); and, (2) Ascensus Financial Services, LLC stated that Ascensus Financial Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ascensus Financial Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ascensus Financial Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2016
Atlanta, GA



RUBIO CPA, PC

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 441,188
Accounts receivable	85,067
Prepaid expenses and other assets	90,113
Total Assets	$ 616,368

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 3,450
Due to related party	148,600
Total Liabilities	152,050
MEMBER'S EQUITY	464,318
Total Liabilities and Member's Equity	$ 616,368

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2015

REVENUES	$	1,359,247
Total revenues		1,359,247
GENERAL AND ADMINISTRATIVE EXPENSES		
Administrative expenses-related party		580,761
Other operating expenses		138,867
Total expenses		719,628
NET INCOME	$	639,619

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2015

	Total
Balance, December 31, 2014	$ 680,799
Net Income	639,619
Distributions to member	(856,100)
Balance, December 31, 2015	$ 464,318

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$ 639,619
Adjustments to reconcile net income to	
net cash provided by operations:	
Decrease in accounts receivable	84,104
Increase in prepaid expenses and other assets	(24,768)
Increase in due to related party	6,130
Increase in other liabilities	143
NET CASH PROVIDED BY OPERATING ACTIVITIES	705,228
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(856,100)
NET CASH USED BY FINANCING ACTIVITIES	(856,100)
NET DECREASE IN CASH	(150,872)
CASH BALANCE:	
Beginning of year	592,060
End of year	$ 441,188

(See accompanying notes to financial statements)

ASCENSUS FINANCIAL SERVICES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Ascensus Financial Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was organized in January 2008 and is a wholly-owned subsidiary of ExpertPlan, Inc. (the "Parent"). The Parent was acquired by Ascensus, Inc. in December 2012.

The Company was formed to provide wholesale mutual fund commission collection services for retirement and benefit plans serviced by ExpertPlan and Ascensus. These plans offer securities of major mutual fund companies, on a payroll deduction basis through the Parent. The mutual fund companies pay commissions to the Company on a shared commission basis (12b-1 fees). The Company does not solicit investments or handle customer funds and/or securities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Management monitors receivable balances with clients and establishes an allowance for balances where collection appears unlikely. In addition, for accounts where collectability is uncertain, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December, 31, 2015, there are no accounts where collection appears unlikely or collectability is uncertain.

Revenue Recognition: Revenue consists of 12b-1 fees recognized when earned.

Income Taxes: The Company is a limited liability company for income tax reporting purposes. Therefore, the member will report the entire taxable income on its corporate income tax return and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company is included in the income tax returns of its Parent, a corporation, in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and request that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $289,138, which was $279,001 in excess of its required net capital of $10,137 and its ratio of aggregate indebtedness to net capital was 0.5260 to 1.0.

NOTE C – RELATED PARTIES

The Company has a services agreement with its Parent. Under the terms of the agreement, the Parent provides facilities and administrative services to the Company in exchange for monthly fees. The amount expensed in the accompanying financial statements pursuant to this arrangement was approximately $580,761. The liability of $148,600 to related party at December 31, 2015 rises from the service agreement arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

SUPPLEMENTAL INFORMATION

SCHEDULE I
ASCENSUS FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2015

NET CAPITAL:

Total member's equity	$ 464,318
Less nonallowable assets:	
Accounts receivable	(85,067)
Prepaid expenses	(90,113)
Net capital	289,138
Minimum net capital required	10,137
Excess net capital	$ 279,001
Aggregate indebtedness	$ 152,050
Net capital based on aggregate indebtedness	$ 10,137
Ratio of aggregate indebtedness to net capital	0.5260 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2015

There are no significant difference between net capital as reported in the amended Form X-17A-5 and net capital as computed above.

ASCENSUS FINANCIAL SERVICES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
Ascensus Financial Services, LLC, f.k.a EFC Financial Services

We have audited the accompanying financial statements of Ascensus Financial Services, LLC, f.k.a EFC Financial Services, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Ascensus Financial Services, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascensus Financial Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Ascensus Financial Services, LLC financial statements. The information is the responsibility of Ascensus Financial Services, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2016
Atlanta, Georgia



RUBIO CPA, PC

Ascensus Financial Services, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

Ascensus Financial Services, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.

Ascensus Financial Services, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.



Howard Insley
January 30, 2016

200 Dryden Road ▪ Suite 4000, ▪ Dresher, Pennsylvania 19025
215-648-5189 ▪ fax: 215-648-5690

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

ASCENSUS FINANCIAL SERVICES, LLC
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of Ascensus Financial Services, LLC, f.k.a EFC Financial Services

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Ascensus Financial Services, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ascensus Financial Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ascensus Financial Services, LLC's management is responsible for Ascensus Financial Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the amount of over payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2016
Atlanta, GA



RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2015**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*******1707********************MIXED AADC 220
067891 FINRA DEC
ASCENSUS FINANCIAL SERVICES LLC
ATTN: DENISE GINGOLASKI-FINOP
200 DRYDEN RD E STE 4000
DRESHER PA 19025-0003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ -Ø-

B. Less payment made with SIPC-6 filed (**exclude interest**) (-Ø-)

____
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -Ø-

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -Ø-

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ASCENSUS FINANCIAL SERVICES LLC
(Name of Corporation, Partnership or other organization)

Denise M Gingolaski
(Authorized Signature)

FIN OP
(Title)

Dated the 11 day of FEBRUARY, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,359,247
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-Ø-
(2) Net loss from principal transactions in securities in trading accounts.	-Ø-
(3) Net loss from principal transactions in commodities in trading accounts.	-Ø-
(4) Interest and dividend expense deducted in determining item 2a.	-Ø-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-Ø-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-Ø-
(7) Net loss from securities in investment accounts.	-Ø-
Total additions	-Ø-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,359,247
(2) Revenues from commodity transactions.	-Ø-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-Ø-
(4) Reimbursements for postage in connection with proxy solicitation.	-Ø-
(5) Net gain from securities in investment accounts.	-Ø-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-Ø-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-Ø-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -Ø-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -Ø-	
Enter the greater of line (i) or (ii)	-Ø-
Total deductions	1,359,247
2d. SIPC Net Operating Revenues	$ -Ø-
2e. General Assessment @ .0025	$ -Ø- (to page 1, line 2.A.)